Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the notice of the annual general meeting (the “AGM”) dated 16 May 2022 of China Southern Airlines Company Limited (the “Company”). The AGM will be held at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC on Thursday, 30 June 2022 at 9:30 a.m.

The board of directors of the Company (the “Board”) received the motion made by China Southern Air Holding Limited Company, a controlling shareholder of the Company, for additional proposal to be submitted to the AGM for approval by the shareholders of the Company. According to the relevant requirements of laws, regulations and the articles of association of the Company, the Board consented to submit the additional proposal to AGM for review. The format and procedure for the proposed submission of additional resolution were in compliance with the provisions of the Company Law and the articles of association of the Company.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the AGM will be held as originally scheduled and will consider and, if thought fit, approve the following resolution as special resolution. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 16 May 2022 (the “Circular”).

AS SPECIAL RESOLUTION

To consider and, if thought fit, approve the following resolution as special resolution:

10.	The extension of the scope of business and the amendment to the Articles of Association of the Company.

By Order of the Board of CHINA SOUTHERN AIRLINES COMPANY LIMITED Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

16 June 2022

As at the date of this notice, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non- executive Directors.

Notes:

1.

Save for the inclusion of the newly proposed resolution, there are no other changes to the resolutions set out in the notice of AGM dated 16 May 2022. Please refer to the notice of AGM for the other resolutions to be passed at the AGM and other relevant matter.

2.

Since the proxy form sent together with the Circular (the “First Proxy Form”) does not contain the proposed additional resolution as set out in this supplemental notice of AGM, a new proxy form (the “Second Proxy Form”) has been prepared and is enclosed with this supplemental notice of AGM.

3.

The Second Proxy Form for use at AGM is enclosed and is also published on the websites of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) and the Company (http://www.csair.com). Whether or not you intend to attend the AGM, you are requested to complete and return the enclosed Second Proxy Form in accordance with the instructions printed thereon no later than 24 hours before the time fixed for holding the AGM or any adjournment thereof (as the case may be).

4.

A shareholder who has not yet lodged the First Proxy Form with the Company’s H Share registrar – Hong Kong Registrars Limited is requested to lodge the Second Proxy Form if he or she wishes to appoint proxies to attend the AGM on his or her behalf. The Company’s H Share registrar – Hong Kong Registrars Limited is at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. In this case, the First Proxy Form should not be lodged with the Company’s H Share registrar.

5.	A shareholder who has already lodged the First Proxy Form with the Company’s H Share registrar should note that:

a.

If no Second Proxy Form is lodged with the Company’s H Share registrar, the First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the AGM other than those referred to in the notice convening the AGM and the First Proxy Form, including the additional proposed resolution as set out in this supplemental notice of AGM.

b.

If the Second Proxy Form is lodged with the Company’s H Share registrar at or before 9:30 a.m. on Wednesday, 29 June 2022, the Second Proxy Form will revoke and supersede the First Proxy Form previously lodged by him or her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

c.

If the Second Proxy Form is lodged with the Company’s H share registrar after 9:30 a.m. on Wednesday, 29 June 2022, the Second Proxy Form will be invalid. It will not revoke the First Proxy Form previously lodged by the shareholder. The First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the AGM other than those referred to in the notice convening the AGM and the First Proxy Form, including the additional proposed resolution as set out in this supplemental notice of AGM.

6.

Shareholders are reminded that completion and delivery of the First Proxy Form and/or the Second Proxy Form will not preclude shareholders from attending and voting in person at the AGM or at any adjourned meeting should they so wish.